Exhibit (a)(5)

Westway Group, Inc. Commences Tender Offer for Publicly

Traded Warrants

New Orleans, Louisiana, August 9, 2010 – Westway Group, Inc. (NASDAQ: WWAY) (“Westway”), today announced that it has commenced a tender offer to purchase up to 45,999,900 of its publicly traded warrants (NASDAQ:WWAYW), which entitle the holder to purchase shares of its common stock. The offer to purchase the warrants is at a price of $0.13 per warrant.

The tender offer commenced today and will expire, unless extended, at 12:00 midnight, New York City time, on Friday, September 3, 2010. Tenders of warrants must be made on or prior to the expiration of the tender offer and may be withdrawn at any time on or prior to the expiration of the tender offer.

Westway will purchase all warrants properly tendered and not properly withdrawn in the tender offer, as specified in the Offer to Purchase document relating to the tender offer that was filed with the Securities and Exchange Commission (the “SEC”) and distributed to warrant holders. Westway anticipates that the purchase will be financed from its available cash reserves and/or available borrowings under its revolving credit facility.

As of August 9, 2010, there are 52,614,186 warrants outstanding (including 1,400,000 warrants included in units which representatives of underwriters in Westway’s initial public offering have an option to purchase (the “Underwriter Warrants”) and 5,214,286 warrants issued to Westway’s founders in a private placement in connection with Westway’s initial public offering (the “Founder Warrants”), both of which are not subject to the tender offer). The tender offer is subject to certain conditions as described in the Offer to Purchase document, including there being validly tendered and not withdrawn before the expiration of the tender offer a number of warrants representing at least 80% of the total number of warrants outstanding (excluding the Underwriter Warrants or the Founder Warrants). Westway currently intends that this will be its only tender offer to purchase its warrants prior to their expiration on May 24, 2011.

Westway’s officers and directors will not tender any warrants pursuant to the tender offer. None of Westway, its board of directors, the depositary or the information agent makes any recommendations to warrant holders as to whether to tender or refrain from tendering their warrants pursuant to the Offer to Purchase document. Warrant holders must decide how many warrants they will tender, if any.

The information agent for the tender offer is Morrow & Co., LLC. The depositary for the tender offer is Continental Stock Transfer & Trust Company. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to warrant holders of record and will be made available for distribution to beneficial owners of Westway’s warrants.

Additional Information. This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. The tender offer described above is made only pursuant to a tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, Letter of Transmittal and other related documents, filed with the SEC. Warrant holders should read the tender offer statement on Schedule TO, Offer to Purchase, Letter of Transmittal and related exhibits, as they contain important information about the tender offer. Warrant holders can obtain these documents free of charge from the SEC’s website at www.sec.gov, or by directing a request to the information agent for the offer, Morrow & Co., LLC, toll-free (800) 662-5200 (banks and brokers may call collect at (203) 658-9400).

Forward-Looking Statements. This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including but not limited to statements about financial projections, management plans and objectives, future economic performance, and assumptions underlying or relating to the foregoing. The statements are subject to known and unknown risks, uncertainties, and assumptions about Westway that may cause its actual results to be materially different from those expressed or implied by the statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, changes in management composition, changes in management plans or objectives, and changes in economic conditions, as well as the various risk factors described in our most recent 10-K, 10-Q, and proxy statement filed with the SEC.

About Westway Group, Inc. Westway is a leading provider of bulk liquid storage and related value-added services and a leading manufacturer and distributor of liquid animal feed supplements. Westway operates an extensive global network of 62 operating facilities providing approximately 354 million gallons of total bulk liquid storage capacity and 37 facilities producing approximately 1.5 million tons of liquid feed supplements annually. Our bulk liquid storage business is a global business with infrastructure that includes a network of terminals offering storage to manufacturers and consumers of agricultural and industrial liquids, located at key port and terminal locations throughout North America and in Western Europe and Asia. Our liquid feed supplements business produces liquid animal feed supplements that are sold directly to end users and feed manufacturers, primarily supplying the beef and dairy livestock industries.

Contact:      Thomas A. Masilla, Jr.

                    Chief Financial Officer

                    504-636-4245

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